Boz Dreamers, Inc.

Financial Statements and Report

January 2, 2024

Table of Contents



Independent Accountant's Review Report

To Management of:
Boz Dreamers, Inc.

We have reviewed the accompanying financial statements of Boz Dreamers, Inc. (the Company), which comprise the balance sheet as of January 2, 2024, and the related statements of income, shareholders' equity, and cash flows for the period (as of inception on January 2, 2024) then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the Company's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Boz Dreamers, Inc. (the Company) and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has yet to receive financing or begin operations and has stated that doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Tesseract Advisory Group LLC

_____

Tesseract Advisory Group, LLC
OWINGS MILLS, MD
April 4, 2024

Boz Dreamers, Inc.
Balance Sheet (Unaudited)
As of January 2, 2024

Assets		-
Cash and cash equivalents	$	-
Total Current Assets		-
Total Assets		-
Liabilities & Shareholders' Equity		-
Liabilities		-
Accounts payable and accrued expenses		-
Total Current Liabilities		-
Total Liabilities		-
Shareholders' Equity		-
Common stock, authorized 10,000,000 shares; zero shares issued and outstanding; $0.00001 par value per share		-
Total Shareholders' Equity		-
Total Liabilities & Shareholders' Equity	$	-

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Boz Dreamers, Inc.

Statement of Income (Unaudited)

For the period (as of inception on January 2, 2024) ended January 2, 2024

Operating Expenses		-
Salaries and wages	$	-
Total Operating Expenses		-
Net Income (Loss)	$	-

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.


Boz Dreamers, Inc.
Statement of Shareholders' Equity (Unaudited)
For the period (as of inception on January 2, 2024) ended January 2, 2024


	Common Stock	Total Shareholders' Equity
Balance at January 2, 2024	-	-
Net income (loss)	-	-
Balance at January 2, 2024	$ -	$ -

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Boz Dreamers, Inc.
Statement of Cash Flows (Unaudited)
For the period (as of inception on January 2, 2024) ended January 2, 2024

Cash Flows		
Cash Flows From Operating Activities		
Net income (loss)		-
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities		
Depreciation and amortization		-
Total Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities	$	-
(Increase) decrease in operating assets, net of effects of businesses acquired		
Accounts receivable		-
Increase (decrease) in operating liabilities, net of effects of businesses acquired		
Accounts payable and accrued liabilities		-
Net Cash Provided by (Used in) Operating Activities		-
Cash Flows from Investing Activities		
Purchase of property, plant, and equipment		-
Net Cash Provided by (Used in) Investing Activities		-
Cash Flows from Financing Activities		
Proceeds from issuance of common stock		-
Net Cash Provided by (Used in) Financing Activities		-
Net Increase (Decrease) in Cash, Cash Equivalents, and Restricted Cash		-
Cash, cash equivalents, and restricted cash at beginning of period		-
Cash, Cash Equivalents, and Restricted Cash at End of Period	$	-

Notes to the Financial Statements

Boz Dreamers, Inc.
Notes to the Financial Statements
For the period (as of inception on January 2, 2024) ended January 2, 2024

1. Summary of significant accounting policies

a. Nature of operations

Boz Dreamers, Inc. (the Company) is building a technology platform to help people pursue their dreams, such as writing a book or starting a company, with the support of their friends and community. We will be charging the project leader, the person pursuing a dream, a monthly fee to use the service based on the size of their community and features used. We will also be charging a percentage of the revenue collected on the platform.

The Company was incorporated in the State of Delaware on January 2, 2024.

b. Basis of accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification. The financial statements have been prepared on the accrual basis of accounting. The financial statements are as of the date of the Company's inception on February 7, 2024.

c. Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

d. Fair value measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

• Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

• Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities

Boz Dreamers, Inc.
Notes to the Financial Statements
For the period (as of inception on January 2, 2024) ended January 2, 2024

in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

• Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

The Company does not have any assets or liabilities that require fair value measurements.

e. Significant risks and uncertainties

The Company is subject to customary risks and uncertainties including, but not limited to, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

f. Cash and cash equivalents

The Company includes short-term investments and highly liquid investments in money market instruments which are carried at the lower of cost and market value with a maturity date of three months or less from the acquisition date as cash and cash equivalents. These are valued at cost which approximates market value. As of inception, the Company did not have any cash or cash equivalents.

g. Income taxes

The Company applies *ASC 740* Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. *ASC 740* also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit. The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States.

The Company uses a December 31 year end for income tax reporting purposes and files a Corporate

Boz Dreamers, Inc.
Notes to the Financial Statements
For the period (as of inception on January 2, 2024) ended January 2, 2024

tax return annually. The Company's provision for income taxes is based on the asset and liability method of accounting whereby deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets and liabilities are related to differences in calculating depreciation on fixed assets, timing of deductions for certain accrued expenses, and taxes related to net operating losses. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

h. Comprehensive income

The Company does not have any comprehensive income items other than net income.

2. Stockholders' equity

Under the Company's original Certificate of Incorporation, the total number of Common Shares of stock that the Company had authority to issue was 10,000,000 shares with a $0.00001 par value per share. As of the date of inception, there were no shares issue or outstanding.

Refer to subsequent events at Note 4 for details of shares issued after inception.

3. Going concern

These financial statements have been prepared on a going concern basis which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. As shown in the accompanying financial statements, the Company has yet to be capitalized or begin operations. Those factors and conditions create a substantial doubt about the Company's ability to continue as a going concern for the year following the date the financial statements are available to be issued. Management of the Company has evaluated these conditions and has proposed a plan to raise capital via a crowdfunding campaign. The ability of the Company to continue as a going concern and meet its obligations as they become due is dependent on management's ability to successfully implement the plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Boz Dreamers, Inc.
Notes to the Financial Statements
For the period (as of inception on January 2, 2024) ended January 2, 2024

4. Subsequent events

<u>Restricted stock grants under advisor agreements</u>

In January 2024, the Company entered into service agreements with four advisors to receive compensation in the form of restricted stock grants in exchange for various services to be provided to the Company. Each agreement was for 25,000 shares of the Company's common stock. Key features of these ageements are disclosed below:

1/48th of the Vesting Shares shall vest on the corresponding day of each monthly anniversary of the Vesting Commencement Date (and if there is no corresponding day, the last day of the month). If Advisor's services are terminated by the Company without Cause (as defined in the Equity Award Agreement) in connection with or following the consummation of a Change of Control (as defined in the Equity Award Agreement), then 100% of Advisor's then unvested Vesting Shares will immediately vest (i.e., double-trigger acceleration). The applicable share price or exercise price used in connection with any Equity Award will be equal to the fair market value per share of the Company's common stock on the date such Equity Award is granted, as determined by the Board in good faith.

Although the Company's management will recommend to the Board that Advisor be granted the Equity Award described above on the terms described in this Agreement, by execution of this Agreement, Advisor acknowledges that, with respect to any Equity Award, (i) Advisor has no right to acquire such Equity Award and no right to acquire such Equity Award on the specific terms described in this Agreement, unless the grant of such right is approved by the Board, and (ii) the Equity Award Agreement, when executed by the 2 parties, will set forth their entire agreement and supersede any oral or written agreements between them prior to the Equity Award Agreement, including this Agreement.

The Company shall reimburse Advisor for reasonable expenses incurred in the course of providing Services under this Agreement, provided, however, that all expenses shall be approved in advance by the Company. As a condition to receipt of reimbursement, Advisor shall be required to submit to the Company reasonable evidence that the amount involved was both reasonable and necessary to the Services provided under this Agreement.

The term of this Agreement shall be for a period commencing on the date of this Agreement and ending on the date upon which Advisor vests in 100% of any Equity Award and completes the provision of the Services under this Agreement, and such term may be extended by mutual agreement of the parties. Notwithstanding the foregoing, either party may terminate this Agreement for any reason upon 5 business days prior written notice.

Boz Dreamers, Inc.
Notes to the Financial Statements
For the period (as of inception on January 2, 2024) ended January 2, 2024

The Company anticipiates that the full 100,000 shares provided under these agreements will be granted to advisors over the 4 year vesting period.

Simple Agreements for Future Equity ("SAFE's")

In February 2024, the Company entered into non-refundable SAFE agreements with investors, which gives the investor the right to certain shares of the Company's capital stock at the price per share equal to a pre-money valuation cap divided by the Company's capitalization. The SAFE agreements automatically terminate immediately following the earliest to occur of (a) the issuance of capital stock to the investor pursuant to the automatic conversion of the SAFE agreement following an equity financing as defined by the agreement, or (b) the payment, or setting aside for payment, of the amounts due to the investor pursuant to a liquidity event or dissolution event, as defined by the agreement. The pre-money valuation cap is $9,000,000. The total amount received under these agreements was $50,000.

The terms of the Company's SAFE agreements are as follows:

	Valuation Cap	Discount %	SAFE Amount
SAFE Agreement #1	$ 9,000,000	N/A	$ 25,000
SAFE Agreement #2	$ 9,000,000	N/A	$ 25,000

No other subsequent events requiring disclosure

Management evaluated all activity of the Company through April 4, 2024 (the issuance date of the financial statements) and concluded that no other subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.